FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For November 15, 2004
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|           Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___           No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

Ebookers reports Q3 reults	15th November 2004	30

FINAL

ebookers announces quarter 3 financial results

London, November 15, 2004. ebookers plc (NASDAQ: EBKR, LSE: EBR www.ebookers.com), the pan-European online travel company, today announces its financial results for Quarter 3 2004 (July-September).

Highlights for Quarter 3 (UK GAAP) (1)

•	Gross sales(2) £159m (Q3 03: £145m). Like-for-like growth(3) 25%
•	Turnover £20.1m (Q3 03: £18.1m). Like-for-like growth(3) 25%
•	Gross margin(4) remains strong at 12.6% (Q3 03: 12.5%)
•	Adjusted pre-tax profit(5) increases to £1.3m (Q3 03: £1.0m)
•	EBITDA(6) increases to £2.7m (Q3 03: £1.8m)
•	Loss for the period £2.0m (Q3 03: £3.2m)

Highlights for Quarter 3 (US GAAP) (1)

•	Gross sales £158m ($286m)(7) (Q3 03: £142m)
•	Revenue £19.2m ($34.7m) (Q3 03: £18.0m)
•	Net income £0.6m ($1.1m) (Q3 03: Net loss £3.5m)

Michael Healy CFO, ebookers plc commented:

“This has been a quarter of improved performance. We have grown the top line, and maintained our margin. Through restructuring and staff reductions of 360 people, we have managed to improve profitability. This is despite continued investment in technology and non-air businesses, the full benefits of which will be realised next year.”

Dinesh Dhamija, CEO ebookers plc commented:

“We are reaching the end of 2004 with 12 months of significant change behind us. We have completed our restructuring, substantially cut costs and headcount, and invested in key areas for future growth.”

These footnote references apply throughout the document

(1) Certain Quarter 3 2003 amounts have been restated wherever necessary for comparative purposes. Please refer to Note 5 for UK GAAP and Note 7 for US GAAP.

(2) Gross sales represents the total transaction value of all our services to our customers. See Note 1 of UK GAAP for full details.

(3) Like-for-like represents underlying growth after eliminating the effect of divested or closed offline shops and the impact of significant business acquisitions or divestments. We believe this gives a reasonable year-on-year comparison of the underlying trends in our business.

(4) Gross margin is defined as turnover as a percentage of gross sales after adjusting for the effect of any exceptional items included in turnover (See Note 3 of UK GAAP).

(5) Adjusted pre-tax profit is defined as profit on ordinary activities before taxation after adding back exceptional items, amortisation of goodwill, net finance charges, stock compensation expenses/ credits and National Insurance relating to share options payable if employees exercise their share options as defined in Note 4 of UK GAAP.

(6) EBITDA is defined as adjusted pre-tax profit (as defined above) plus depreciation charge and net finance charges.

(7) As our reporting currency is British £ sterling, we present comparative results for Quarter 3 2003 and Quarter 3 2004 in £ sterling. Solely for the convenience of the reader the financial information for the most recent financial period is also expressed in US dollars translated at a rate of £1: US $1.8090, which was the US Federal Reserve Bank of New York noon buying rate on 30 September 2004. No representation is made that the amounts shown could have been, or could be, converted into US dollars at that, or any other rate.

Chairman’s statement and operational review

This has been an encouraging Quarter both operationally and financially. We have delivered significant growth, completed our restructuring, and are channelling operating spend away from less productive staffing costs into key online non-air business areas and new technologies. As we move towards 2005, we are better positioned to compete more aggressively in our markets across Europe and to deliver improved growth and profitability.

Restructuring completed, manpower cost reduction delivered

We have been undertaking a major restructuring since Quarter 1 this year, resulting in a reduction of approximately 360 staff. The year-on-year payroll cost reduction in Quarter 3 was £1.3m and we expect this cost benefit to flow through into Quarter 4 and 2005. As expected, this rationalisation has resulted in subduing sales performance in Quarter 2 and, to a much lesser extent, in Quarter 3.

Cost savings redirected into critical investment areas

Cost savings have been redirected towards areas designed to benefit ebookers future growth and profitability. Key areas of increased year-on-year spend include staffing costs to expand our growing non-air businesses, and technology infrastructure. We also continue to invest more in our brand, predominantly through increased online advertising.

Despite such investment, we have constrained overall operating costs to £21.9m, compared with £21.3m in Quarter 3 last year.

Successful shift of business to profitable high growth online sales channels ebookers has acquired its strong product range and supplier relationships through the strategic acquisition of “traditional” offline travel agencies. Over the last 12 months we have made excellent progress in shifting offline sales from these acquisitions to the internet.

In Quarter 3 2004, 62% of our sales were online or web-enabled, compared to 46% in Q3 2003 (See Table 1 below).

This shift has positive implications for growth rates and 2005 profitability as online channels have higher growth rates (Table 2) and are more profitable then the offline channel (Table 3), primarily due to lower fulfilment costs.

Table 1: Sales mix by channel

Gross sales mix (%) See Note 2, Page 4	Q3 03	Q3 04

Online	24%	36%

Web-enabled	22%	26%

Offline	54%	38%

Table 2: Growth rate by channel

Gross sales growth (%) See Note 2, Page 4 Q3 04 vs Q3 03	Actual growth rate	Like-for-like growth rate See Definitions Note 3

Online	66%	66%

Web-enabled	30%	30%

Offline	-23%	0%

Table 3: Contribution margin by channel

Margin by channel Q3 04	Gross margin	Contribution margin

Online	9.7%	6.6%

Web-enabled	12.8%	3.9%

Offline	15.2%	3.9%

Gross margin is defined as turnover as a percentage of gross sales after adjusting for the effect of any exceptional items included in turnover (See Note 3 of UK GAAP).

Contribution margin is defined as turnover less channel-specific direct costs as a percentage of gross sales after adjusting for the effect of any exceptional items included in turnover (See Note 3 of UK GAAP).

Improving product mix through investment in non-air businesses

We continue to see a positive trend of increased sales of non-air products, although more substantial benefits from our incremental investment in this area is expected to be delivered only from 2005. In Quarter 3 2004, non-air related turnover was 36% of total turnover compared to 33% for the whole of 2003.

Online and web-enabled hotel bookings are our key non-air opportunity and one which has been largely untapped by us to date. We have now completed the recruitment of an experienced and highly motivated hotel team. New hotel technology is also nearing delivery. A second generation dynamic packaging booking engine and other hotel technologies are due to be rolled out in December 2004. Hotelbookers.com, our new hotel website, is scheduled to go live by the end of this year.

Update on sale process

Discussions regarding the possible sale of the Company are progressing. A further announcement will be made in due course.

Current trading and outlook

Quarter 4 trading to date remains satisfactory, following on from our performance in Quarter 3. At this point the recovery of the European mid and long haul travel market looks set to continue throughout 2005. In addition, European consumers continue to show increasing internet take-up for travel purchases. With our restructuring complete and new technologies in roll-out we are in a good position to benefit from these positive market dynamics.

Dinesh Dhamija
Chairman & Chief Executive Officer
ebookers plc

Notes to editors

1. For further information:

Cubitt Consulting (UK)
+ 44 (0)207 367 5100
Michael Henman
Michael.Henman@cubitt.com

Financial Relations Board (US)
Bob Leahy
+ 1 212 445 8017
bleahy@financialrelationsboard.com

ebookers plc
Oliver Strong
+44 (0) 20 7489 2239
+44 (0) 7771 934 153
oliver.strong@ebookers.com

2. Definitions

ebookers categorises its gross sales in three ways:

1.	Online sales. These are fully automated web bookings.
2.	Web-enabled sales. These are web-originated bookings or internet bookings involving a phone call or web-chat.
3.	Offline bookings. Bookings made via shops or telephone.

Gross margin is defined as turnover as a percentage of gross sales after adjusting for the effect of exceptional items.

3. ebookers plc at a glance

-	A leading pan-European online travel company.
-	Specialising in high margin, high value, long and mid haul travel.
-	Umbrella brand ebookers.com, www.ebookers.com.
-	Other websites include www.travelbag.co.uk, www.bridgetheworld.com, www.carbookers.com and www.mrjet.com
-	Full service including hotels, cars, flights, hotels, cruise, holidays, travel insurance.
-	Websites in 13 countries and 9 languages: France, UK, Ireland, Germany, Netherlands, Sweden, Denmark, Finland, Norway, Belgium, Austria, Spain, Switzerland.
-	850 European staff.
-	Head office in UK, offices in 9 other European countries
-	950 seat low cost India Business Process Outsourcing facility, New Delhi
-	Gross sales: 2003-£521m; 2002-£274m; 2001-£180m; 2000-£102m; 1999-£15m.
-	London Stock Exchange, UK (EBR) and Nasdaq, USA (EBKR).

4. Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the City Code on Takeovers and Mergers, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further details of press release please refer to website,

http://www.ebookers.com/corporate/2004pressreleasea.html

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 15 November 2004

Leigh Grant
Deputy Company Secretary ebookers plc